EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of HL Acquisitions Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated April 12, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of HL Acquisitions Corp. as of March 31, 2018, and for the period from February 23, 2018 (inception) through March 31, 2018 appearing in the Registration Statement on Form S-1, as filed (File No. 333-225520) of HL Acquisitions Corp.

/s/ Marcum llp

Marcum llp

New York, NY

June 27, 2018